Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

The following letter was sent to shareholders of Chicago Mercantile Exchange Holdings Inc. on or about June 29, 2007.

June 27, 2007

Dear Stockholders and Members:

You are being asked to vote to approve the revised terms of the proposed merger between Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”), CBOT Holdings, Inc. (“CBOT Holdings”) and the Board of Trade of the City of Chicago, Inc. (“CBOT”). The terms of the merger are summarized in a joint proxy statement/prospectus mailed to you on or about June 8 and the supplement to the joint proxy statement/prospectus mailed on or about June 18. You are encouraged to review those documents carefully, including the amended merger agreement included therewith.

A CME/CBOT combination delivers real and immediate and long-term benefits for shareholders and customers. Together, we will be the industry’s leading exchange with a powerful growth strategy. We will offer the world’s most diverse derivatives product line available via our floor and state of the art electronic trading platform. We have received regulatory clearance, and we are ready to integrate today and begin delivering value immediately.

CME Holdings cannot complete the merger unless holders of a majority of the outstanding shares of CME Holdings Class A and Class B common stock entitled to vote, voting together as a single class, vote in favor of the proposal to adopt the amended merger agreement. Your board of directors supports the CME/CBOT combination and recommends that CME stockholders vote “FOR” the adoption of the agreement and plan of merger.

The special meeting at which CME shareholders will vote on the merger will take place on Monday, July 9, 2007. Our records indicate that you have not yet voted your shares for the special meeting. Please vote NOW! A proxy card is enclosed for your convenience. Follow the instructions on the proxy card to vote by Internet or telephone.

Sincerely,

Terrence A. Duffy	Craig S. Donohue
Executive Chairman	Chief Executive Officer

IF YOU HAVE QUESTIONS ABOUT THE MERGER PROPOSAL OR ABOUT VOTING YOUR SHARES, PLEASE CALL D.F. KING & CO., INC. at 1-800-769-7666.

Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) and a supplement thereto in connection with the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, as supplemented, is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.